Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687 4511 Fax +1 (604) 687 5805 www.crowemackay.ca

Securities and Exchange Commission

Washington, DC 20549 - 0405

U.S.A.

We are the independent auditors for Blender Bites Limited (Formerly: Balsam Technologies Corp.) (the "Company"). The Company provided us with a copy of the disclosures in its Registration Statement on Form 20-F (the "Form 20-F") and requested that we furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not we agree with the statements in Item 16F of the Form 20-F, and if not, stating the respects with which we do not agree.

We have read the Company's disclosure regarding "Change in Registrant's Certifying Accountant" as included in Item 16F of the Form 20-F and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

July 31, 2023